NEWS RELEASE

INTEROIL ANNOUNCES SPUDDING OF THE
ANTELOPE-2 APPRAISAL WELL IN PAPUA NEW
GUINEA

PORTSMITH, Australia, July 27, 2009 -- InterOil Corporation (IOC:NYSE) (IOC:POMSoX) today announced that drilling has commenced on the Antelope-2 appraisal well, located approximately 2.2 miles (3.5 km) south of the Antelope-1 well in Petroleum Prospecting License 237 in Papua New Guinea. The planned total depth of the well is approximately 8,366 feet (2,550 meters) and is expected to take in the order of 100 days to drill.

The primary objectives of the Antelope-2 well are 1) to penetrate the southern margin of the Antelope Reef and determine the extent of the dolomite cap or higher porosity limestone reservoir predicted from seismic evaluation; and 2) to investigate the lower transition zone to further quantify and evaluate the nature of the fluid contacts in the southern extent of the field, in particular providing more information on the vertical extent and commercial potential of an oil leg.

“We are naturally keen to continue delineation of the Antelope reef structure with the Antelope-2 well, which is anticipated to penetrate the reef complex near the southern extent of the structure as indicated on seismic data. The well should add to our understanding of the structure and we anticipate working with our independent resource evaluator to review our resource estimates following conclusion of drilling and testing of this well,” said Mr. Phil Mulacek, Chief Executive Officer of InterOil.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning proposed drilling of the Antelope-2 well in the Elk/Antelope field, the characteristics of the Antelope reef structure, the potential for an oil leg, and a review of the Company’s resource estimates. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.  There is no guarantee that an oil leg will be established of a size and grade as to be commercially exploitable.  In addition, there is no guarantee that the Antelope-2 well will be successful, nor that a review of the Company’s resource estimates will be undertaken or lead to any change in the presently disclosed position.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.